Exhibit 99.2
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
REMOVAL AND ELECTION OF DIRECTORS,
AMENDMENTS TO THE ARTICLES OF ASSOCIATION,
PROPOSED ISSUE OF MEDIUM-TERM NOTES IN THE PRC
AND
NOTICE OF ANNUAL GENERAL MEETING
A notice dated 8 May 2009 convening the AGM of the Company to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC on 25 June 2009 at 9:30 a.m. is set out on pages 9 to 21 of this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 5 June 2009. The proxy forms should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).
8 May 2009

CONTENTS

Pages

LETTER FROM THE BOARD	1

APPENDIX	7

NOTICE OF ANNUAL GENERAL MEETING	9

-i-

LETTER FROM THE BOARD
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)

Board of Directors:	Registered office:
Executive Directors	No. 1052 Heping Road
He Yuhua	Shenzhen, Guangdong Province
Shen Yi	The People’s Republic of China
Liu Hai	Postal Code: 518010

Non-executive Directors
Cao Jianguo
Wu Houhui
Yu Zhiming

Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui
8 May 2009
Dear Shareholder(s),
REMOVAL AND ELECTION OF DIRECTORS,
AMENDMENTS TO THE ARTICLES OF ASSOCIATION,
PROPOSED ISSUE OF MEDIUM-TERM NOTES IN THE PRC
AND
NOTICE OF ANNUAL GENERAL MEETING
A.	INTRODUCTION

Reference is made to the announcement of Guangshen Railway Company Limited (the “Company”) dated 29 April 2009 in relation to the proposed issue of medium-term notes in principal amount of RMB4 billion by the Company (the “Medium-Term Notes”) in the People’s Republic of China (the “PRC”).

LETTER FROM THE BOARD
The purpose of this circular is to provide you with information reasonably necessary to enable you to make a decision on whether to vote for or against the ordinary resolutions and special resolutions to be proposed at the annual general meeting (“AGM”) which will be convened for the purpose of considering and, if thought fit, approving:
(i)	the proposed changes in directorship;

(ii)	the amendments to the existing Articles of Association of the Company (the “Articles”); and

(iii)	the proposed issue of Medium-Term Notes in the PRC.
B.	PROPOSED CHANGES IN DIRECTORSHIP

The Company received written notices from Guangzhou Railway (Group) Company, being the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company, that it intended to remove Mr. Liu Hai and Mr. Wu Houhui as directors of the fifth session of the board of directors of the Company (the “Board”) due to changes in their management function and to appoint Mr. Luo Qing and Mr. Li Liang as directors of the fifth session of the Board.

Biographies of the proposed directors are as follows:

Luo Qing, aged 44, joined the workforce in April 1981. He graduated with a bachelor’s degree in economic management from the Correspondence Institute of Party School of the Central Committee of the Chinese Communist Party and is a political officer. He had served in various positions including athlete, coach and secretary-general of Guangdong provincial sports team, trade union of Sub-bureau of Guangdong Railway Administration, trade union of Yangcheng Railway Company, Locomotive Sports Association of Yangcheng Railway Company and Locomotive Sports Association of Guangzhou Railway (Group) Company. From April 2006 to November 2008, he was the chief of organization division of trade union of Guangzhou Railway (Group) Company. He has been the chairman of trade union of Guangshen Railway Company Limited since November 2008.

Li Liang, aged 48, joined the workforce in August 1981. He was a university graduate and an engineer. Mr. Li had served in various positions including head of Anyang Engineering Section and Xinxiang Engineering Section of Xinxiang Sub-bureau of Zhengzhou Railway Administration, deputy head of Zhengzhou Sub-bureau and Wuhan Sub-bureau of Zhengzhou Railway Administration, and deputy head of Wuhan Railway Administration. He has been an executive deputy general manager of Guangzhou Railway (Group) Company since December 2006.

LETTER FROM THE BOARD
Save as disclosed above, each of the proposed directors has no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company. Besides, each of the proposed directors has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and does not have any other directorship held in listed public companies in the last three years or in their members of the group of the companies.

The term of office for each of Mr. Luo and Mr. Li shall be the remaining term of the fifth session of the Board. In line with the Company’s remuneration and allowance package for the fifth session of the Board, Mr. Luo and Mr. Li will not be entitled to any director’s fee but each of them will be entitled to an annual subsidy of RMB12,000.

Save as disclosed above, there is no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and there is no other matter relating to the appointment of Mr. Luo and Mr. Li that needs to be brought to the attention to the shareholders of the Company.

C.	PROPOSED AMENDMENTS TO THE ARTICLES

For the purpose of complying with the relevant amendments of the PRC laws and regulations, the Directors proposed to amend the Articles of Association. As advised by the PRC legal advisers to the Company, Haiwen & Partners, the execution of each article of the amended Articles of Association will not contravene the PRC Companies Law and the Mandatory Provisions for Companies Listing Overseas set forth in Zheng Wei Fa (1994) No. 21 issued on 27 August 1994 by the State Council Securities Policy Committee and the State Commission for Restructuring the Economic System. The proposed amendments to the Articles of Association shall come into effect upon (i) the passing of a special resolution at the AGM to approve the amendments; and (ii) obtaining the approval from the relevant PRC authorities.

The proposed amendments to the Articles of Association primarily deal with matters relating to the scope of business of the Company, proposals and regulations on the proceedings of Shareholders’ general meetings, powers of independent directors, profit distribution and means of corporate communication with holders of H shares.

LETTER FROM THE BOARD
Details relating to the proposed amendments are set out on pages 13 to 21 of this circular.

The board of directors of the Company considers that the proposed amendments to the Articles are in the best interests of the Company and its shareholders as a whole. Accordingly, the board recommends the shareholders to vote in favour of the relevant special resolution to be proposed at the AGM.

D.	PROPOSED ISSUE OF MEDIUM-TERM NOTES

In order to satisfy the operational needs of the Company and to supplement its working capital and improve its debt structure by reducing the financing costs, on 29 April 2009, the Board approved the proposed issue of the Medium-Term Notes in the PRC and the submission of this proposal to the AGM for the approval of the Shareholders.

Particulars of the issue of the Medium-Term Notes are as follows:

Size of the issue	:	RMB4 billion

Term	:	The Medium-Term Notes will have a term of 5 years

Interest rate	:	To be determined according to market conditions prevailing at the time of issue

Target	:	Only to banking market institutional investors in the PRC

Issue method	:	To be issued by financial institutions engaged by the Company who has registered with the People’s Bank of China

Use of proceeds	:	It is expected that the proceeds from the issue of the Medium-Term Notes will be used to satisfy operational needs of the Company, including but not limited to, to replace the loans taken out by the Company for the construction of the Guangshen Fourth Railway Line and purchase of the new electric multiple units trains and to supplement the working capital

LETTER FROM THE BOARD
It is proposed that an authorisation be granted to the Chairman of the Board or the General Manager of the Company by the Shareholders at the AGM to generally and unconditionally deal with all matters relating to the issue of the Medium-Term Notes. The authorisation shall include but is not limited to confirm specific matters in relation to the issue of the Medium-Term Notes, including the timing of the issue, the size of the issue, the term of the issue, the interest rates; to amend and execute all relevant agreements and other necessary documents (including but not limited to application of the issue of the Medium-Term Notes, registration report, offering document, underwriting agreement, all announcements and documents for disclosure), the engagement of underwriting institution(s), credit rating authority, registered accountants, legal counsel(s) and other intermediaries; to apply all necessary relevant procedures with respect to the issue of the Medium-Term Notes (including but not limited to the registration with the National Association of Financial Market Institutional Investors, registration of debenture and debts, application for waiver of regular reporting of financial information and other information); and to take all necessary actions and deal with or make decisions of all relevant matters to the issue of the Medium-Term Notes.

The proposed issue of the Medium-Term Notes is subject to the approval of the Shareholders at the AGM, and will be implemented after registration with the National Association of Financial Market Institutional Investors.

The board of directors of the Company considers that the proposed resolution in respect of the proposed issue of Medium-Term Notes in the PRC is in the best interests of the Company and its shareholders as a whole. Accordingly, the board recommends the shareholders to vote in favour of the relevant special resolution to be proposed at the AGM.

E.	ANNUAL GENERAL MEETING

A notice convening the AGM is set out on pages 9 to 21 of this circular. Reply slips for confirming attendance at the AGM have been sent to the relevant Shareholders. A form of proxy for use at the AGM is enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. If you intend to attend the AGM, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC before 5 June 2009. The proxy form should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof).

LETTER FROM THE BOARD
F.	ADDITIONAL INFORMATION

Your attention is drawn to the information set out in the appendix to this circular which sets out the proposed amendments to rules of procedures of meeting of the Board of Directors of the Company, which will also be put forward to the shareholders of the Company for consideration at the AGM.
Your faithfully,
He Yuhua
Chairman

APPENDIX
PROPOSED AMENDMENTS TO RULES OF PROCEDURES OF MEETING OF THE BOARD OF DIRECTORS OF GUANGSHEN RAILWAY COMPANY LIMITED
1.	Article 14 Notice of meetings of the Board shall be given in the following manner:
(1)	No notice of meeting is required if the time and venue of the regular meetings have been fixed by the Board in advance.

(2)	If no time and venue is fixed in advance by the Board, the chairman of the Board shall notify all directors of the time and venue of the meeting by telex, telegram, fax, speed post, registered mail or personal delivery. Notice of regular meeting of the Board shall be given at least fourteen (14) days prior to the meeting. Notice of extraordinary meeting of the Board shall be given as soon as possible within a reasonable period of time.

(3)	Notice shall be written in Chinese, with an English version when necessary, together with the agenda of the meeting. Directors may waive the rights to receive notice of the Board.
To be amended as follows:

Article 14 Notice of meetings of the Board shall be given in the following manner:
(1)	The chairman of the Board shall notify all directors and supervisors of the time and venue of the meeting by telex, telegram, fax, speed post, registered mail or personal delivery at least fourteen (14) days prior to the meeting.

(2)	Notice shall be written in Chinese, with an English version when necessary, together with the agenda of the meeting. Directors may waive the rights to receive notice of the Board.
2.	Article 15 A written notice of a meeting shall at least contain the following information:
(1)	time and venue of the meeting;

(2)	the way that the meeting is conducted;

(3)	matters to be discussed (proposed resolution);

APPENDIX
(4)	name of the convenor and the chairman of such meeting, and the person who proposes such meeting together with his written proposal;

(5)	all materials of the meeting necessary for directors to vote;

(6)	any requirement that a director must attend the meeting in person or appoint another director to attend the same on his behalf;

(7)	name of the contact person and his contact method.
Any verbal notice of meeting shall at least contain (1) and (2) above and reasons to convene extraordinary meeting in case of urgency.

If a director present at a meeting did not receive any notice of the meeting but does not raise any objection prior to or at such meeting, he shall be deemed to have received the notice of such meeting.

To be amended as follows:

Article 15 A written notice of a meeting shall at least contain the following information:
(1)	time and venue of the meeting;

(2)	the way that the meeting is conducted;

(3)	matters to be discussed (proposed resolution);

(4)	name of the convenor and the chairman of such meeting, and the person who proposes such meeting together with his written proposal;

(5)	all materials of the meeting necessary for directors to vote;

(6)	any requirement that a director must attend the meeting in person or appoint another director to attend the same on his behalf;

(7)	name of the contact person and his contact method.
Any verbal notice of meeting shall at least contain (1) and (2) above and reasons to convene extraordinary meeting in case of urgency.

NOTICE OF ANNUAL GENERAL MEETING
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 25 June 2009, in the conference room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) to consider and, if thought fit, approve the following matters:
ORDINARY RESOLUTIONS
1.	THAT the work report of the board of directors of the Company (the “Board”) for 2008 be and is hereby reviewed and approved;

2.	THAT the work report of the supervisory committee of the Company for 2008 be and is hereby reviewed and approved;

3.	THAT the audited financial statements of the Company for 2008 be and is hereby reviewed and approved;

4.	THAT the proposed profits distribution of the Company for 2008 be and is hereby reviewed and approved;

5.	THAT the financial budget of the Company for 2009 be and is hereby reviewed and approved;

6.	THAT the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2009 be and is hereby reviewed and approved, and that the Board and the audit committee be and are hereby authorised to determine its remuneration;

7.	THAT the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2009 be and is hereby reviewed and approved, and that the Board and the audit committee be and are hereby authorised to determine its remuneration;

NOTICE OF ANNUAL GENERAL MEETING
8.	THAT the removal of Mr. Liu Hai as director of the fifth session of the Board be and is hereby reviewed and approved;

9.	THAT the removal of Mr. Wu Houhui as director of the fifth session of the Board be and is hereby reviewed and approved;

10.	THAT two non-independent directors of the fifth session of the Board be and are hereby elected through cumulative voting:
10.1	To elect Mr. Luo Qing as the non-independent director of the fifth session of the Board;

10.2	to elect Mr. Li Liang as the non-independent director of the fifth session of the Board;
SPECIAL RESOLUTIONS
11.	THAT the proposed amendments to the Rules of Procedures of Meeting of the Board of Directors of the Company be and are hereby reviewed and approved;

12.	THAT the proposed amendments to the Articles of Association of the Company (see Appendix for detailed proposed amendments) be and are hereby reviewed and approved; and

13.	THAT the proposed issue of Medium-Term Notes in the PRC by the Company be and are hereby reviewed and approved.
Notes:

(1)	In accordance with the Articles of Association of the Company, Guangzhou Railway (Group) Company, a shareholder interested in 41% of the shares of the Company, has sent written notices to the Company notifying that it intended to remove Mr. Liu Hai and Mr. Wu Houhui as directors of the fifth session of the Board due to changes in their management function and to appoint Mr. Luo Qing and Mr. Li Liang as directors of the fifth session of the Board. For biographies of Mr. Luo Qing and Mr. Li Liang, please refer to the circular of the Company dated 8 May 2009. According to the Rules for Implementation of Cumulative Voting of the Company, election of directors is required to be polled by cumulative voting. Upon election of non-independent directors, the number of votes held by a shareholder shall be calculated by multiplying the number of shares held by such shareholder by the total number of candidates for non-independent directors (i.e. two candidates). If the total number of votes exercised by such shareholder is less than or equal to the number of votes he/she legally entitled, such vote shall be valid and any unexercised vote shall be deemed as “abstention”. If the total number of votes exercised by such shareholder exceeds the number of votes he/she legally entitled, such vote shall be invalid and deemed as abstention. A candidate shall be elected if the number of affirmative votes obtained by him/her amounts to more than half of the total number of votes from shareholders having the rights to vote and present at the shareholders’ meeting and also the number of affirmative votes exceeds the number of objecting votes.

NOTICE OF ANNUAL GENERAL MEETING

(2)	Holders of the H shares of the Company are advised that the registers of members of the Company’s H shares will be closed from 26 May 2009 to 25 June 2009 (both days inclusive), during which no transfer of H shares will be registered. Holders of the H shares of the Company who intend to receive the final dividends for this year must deliver the transfer document together with the relevant share certificates to the share registrar of the Company, Hong Kong Registrars Ltd. at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, for registration by 4:00 pm on 25 May 2009.

Shareholders of the Company whose names appear on the registers of members of the Company on 25 May 2009, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(3)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf. Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5)	Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 5 June 2009.

(6)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company: No. 1052 Heping Road Shenzhen, Guangdong Province The People’s Republic of China Telephone: 86-755-25587920 or 25588146 Facsimile: 86-755-25591480

NOTICE OF ANNUAL GENERAL MEETING

(7)	The preliminary result announcement for the year ended 31 December 2008 stated that, including but not limited to, the Board proposed to distribute a final dividend of RMB0.08 per share for the year ended 31 December 2008. The distribution of final dividend for 2008 shall be subject to approval by the shareholders of the Company at the AGM. In respect of the distribution of dividends, any dividends payable to the holders of A shares of the Company shall be made in Renminbi and any dividends payable to holders of H shares of the Company shall be declared and distributed in Renminbi but paid in HK dollars. The relevant exchange rate between HK dollars and Renminbi shall be the average exchange rate of RMB against HK dollars as announced by the People’s Bank of China during a calendar week before the date of the AGM of the Company. According to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Regulations of Enterprise Income Tax Law of the People’s Republic of China taken effect in 2008 (collectively, “Tax Laws”), starting from 1 January 2008, a PRC domestic enterprise which pays dividends to non-resident enterprise shareholders in respect of an accounting period beginning from 1 January 2008 shall be obliged to withhold and pay enterprise income tax at a rate of 10% for those shareholders. Accordingly, the Company, being a PRC domestic enterprise, is required to withhold and pay enterprise income tax at a rate of 10% in respect of the 2008 final dividends payable to holders of H shares of the Company which are non-resident enterprises (including but not limited to Hong Kong Securities Clearing Company Nominees Limited) and listed on the register of holders of H shares of the Company as at 25 May 2009. Meanwhile, upon payment of final dividends to holders of H shares of the Company which are resident enterprise shareholders and listed on the register of holders of H shares of the Company as at 25 May 2009, the Company shall not be obliged to withhold and pay enterprises income tax for them. If any resident enterprise (as defined in the Tax Laws) listed on the register of holders of H shares and incorporated in the PRC under the laws or incorporated in accordance with laws of a foreign country (or region) but with its de facto management body located in the PRC does not wish to have the 10% enterprise income tax be withheld and paid by the Company, it must submit to Hong Kong Registrars Ltd. relevant documents issued by relevant PRC tax authority to prove its status as a resident enterprise no later than 4:30 p.m. on 25 May 2009. Otherwise, the Company shall assume no liability for and will not deal with any dispute arising from withholding and payment of enterprise income tax due to indeterminable status of shareholders.

(8)	As at the date hereof, the board of directors of the Company comprises 3 executive directors, namely He Yuhua, Shen Yi and Liu Hai; 3 non-executive directors, namely Cao Jianguo, Wu Houhui and Yu Zhiming; and 3 independent non-executive directors, namely Dai Qilin, Wilton Chau Chi Wai and Lu Yuhui.

By Order of the Board Guo Xiangdong Company Secretary
Shenzhen, the PRC
8 May 2009

NOTICE OF ANNUAL GENERAL MEETING
Appendix
Proposed Amendments to the Articles of Association of
Guangshen Railway Company Limited
1.	Article 13 Scope of business of the Company shall be subject to the items approved by the company registration authority.

The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, the leasing of properties owned by the Company, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for franchise, centralized control or exclusive agency), the reorganization and operation of various enterprises (separate declaration required for individual projects).

To be amended as follows

Article 13 Scope of business of the Company shall be subject to the items approved by the company registration authority.

The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, the leasing of properties owned by the Company, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for franchise, centralized control or exclusive agency), import and export of goods and technology and the reorganization and operation of various enterprises (separate declaration required for individual projects).

NOTICE OF ANNUAL GENERAL MEETING
2.	Article 63 When the Company convenes a shareholders’ general meeting, a written notice shall be given forty-five (45) days before the date of the meeting to notify all shareholders whose names are shown in the share register of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the general meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.

To be amended as follows:

Article 63 When the Company convenes a shareholders’ general meeting, a written notice shall be given by way of public notice or other means specified under these articles of association (if necessary) at least forty-five (45) days before the date of the meeting to notify all shareholders whose names are shown in the share register of the matters to be considered and the date and venue of the meeting. A shareholder who intends to attend the general meeting shall deliver his written reply concerning the attendance of the meeting to the Company twenty (20) days before the date of the meeting.

3.	Article 66 A notice of meeting of shareholders shall meet the following requirements:
(1)	be in writing;

(2)	specify the place, the date and time of the meeting;

(3)	state the matters to be discussed at the meeting;

(4)	provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, repurchase shares, reorganize the share capital, or restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

NOTICE OF ANNUAL GENERAL MEETING
(5)	contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, general manager, deputy general manager or other senior administrative officer in the proposed transaction and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

(6)	contain the full text of any special resolution to be proposed at the meeting;

(7)	contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder;

(8)	specify the time and place for lodging proxy forms for the relevant meeting.
To be amended as follows:

Article 66 A notice of meeting of shareholders shall meet the following requirements:
(1)	be given by way of public notice or other means specified under these articles of association (if necessary);

(2)	specify the place, the date and time of the meeting;

(3)	state the matters to be discussed at the meeting;

(4)	provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, repurchase shares, reorganize the share capital, or restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

(5)	contain a disclosure of the nature and extent, if any, of the material interests of any director, supervisor, general manager, deputy general manager or other senior administrative officer in the proposed transaction and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

NOTICE OF ANNUAL GENERAL MEETING
(6)	contain the full text of any special resolution to be proposed at the meeting;

(7)	contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a shareholder;

(8)	specify the time and place for lodging proxy forms for the relevant meeting.
4.	Article 67 Notice of shareholders’ general meeting shall be served on the shareholders (whether or not entitled to vote at the meeting) by delivery or prepaid airmail to their addresses as shown in the register of shareholders. For the holders of domestic shares, notice of the meeting may be issued by way of public notice.

The public notice referred to in the preceding paragraph shall be published in one or more newspapers designated by the securities regulatory authority within the interval between forty-five (45) days and fifty (50) days before the date of the meeting. After the publication of such notice, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

To be amended as follows:

Article 67 Notice of shareholders’ general meeting shall be given to the shareholders (whether or not entitled to vote at the meeting) by way of public notice or served on them by delivery or prepaid airmail to their addresses as shown in the register of shareholders.

Notice of shareholders’ general meeting to holders of domestic shares shall be published in one or more newspapers designated by securities regulatory authority under the State Council at least forty-five (45) days before the date of the meeting. After the publication of such notice, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

Notice of shareholders’ general meeting to holders of overseas listed foreign-invested shares shall be published in the website of the Company (www.gsrc.com) at least forty-five (45) days before the date of the meeting. After the publication of such notice, all holders of overseas listed foreign-invested shares shall be deemed to have received the notice of the relevant shareholders’ general meeting.

NOTICE OF ANNUAL GENERAL MEETING
5.	Article 95 A written notice of a class meeting shall be given forty-five (45) days before the date of the class meeting to notify all shareholders whose names are shown in the share register of the class of the matters to be considered, the date and venue of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning his attendance at the class meeting to the Company twenty (20) days before the date of the class meeting.

If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches more than one half of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of notice.

To be amended as follows:

Article 95 A written notice of a class meeting shall be given by way of public notice or other means specified under these articles of association (if necessary) at least forty-five (45) days before the date of the class meeting to notify all shareholders whose names are shown in the share register of the class of the matters to be considered, the date and venue of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply concerning his attendance at the class meeting to the Company twenty (20) days before the date of the class meeting.

If the number of shares carrying voting rights at the meeting represented by the shareholders who intend to attend the class meeting reaches more than one half of the voting shares at the class meeting, the Company may hold the class meeting; if not, the Company shall within five (5) days notify the shareholders again by public notice of the matters to be considered, the date and the place for the class meeting. The Company may then hold the class meeting after such publication of notice.

6.	Article 109 Meetings of the board of directors shall be held at least twice every year and convened by the Chairman of the board of directors. Notice of the meeting shall be served on all of the directors ten (10) days before the date of the meeting. Upon request of shareholders representing more than one-tenth of the shares carrying the right to vote, or, one-third or more of the directors, the Chairman, the supervisory committee or the general manager, an extraordinary meeting of the board of directors may be convened. The Chairman shall convene and preside at the extraordinary meeting of the board of directors within ten (10) days from the receipt of such request.

NOTICE OF ANNUAL GENERAL MEETING
To be amended as follows:

Article 109 Meetings of the board of directors shall be held at least four times every year and convened by the Chairman of the board of directors. Notice of the meeting shall be served on all of the directors and supervisors at least fourteen (14) days before the date of the meeting. Upon request of shareholders representing more than one-tenth of the shares carrying the right to vote, or, one-third or more of the directors, the Chairman, the supervisory committee or the general manager, an extraordinary meeting of the board of directors may be convened. The Chairman shall convene and preside at the extraordinary meeting of the board of directors within ten (10) days from the receipt of such request.

7.	Article 110 Notice of meetings of the board of directors shall be given in the following manner:
(1)	No notice of the regular meeting of the board of directors is required, if the time and venue of regular meetings of the board of directors have been fixed by the board of directors in advance.

(2)	If no time and venue is fixed in advance by the board of directors, the Chairman shall notify all directors of the time and venue of the meeting by telex, telegram, fax, speed post, registered mail or personal delivery at least ten (10) days before such meeting.

(3)	Notice shall be written in Chinese and, with an English version when necessary, together with an agenda of the relevant meeting of the board of directors. Any director may waive his right to receive notice of the meeting of the board of directors.
To be amended as follows:

Article 110 Notice of meetings of the board of directors shall be given in the following manner:
(1)	The Chairman of the board of directors shall notify all directors and supervisors of the time and venue of the meeting by telex, telegram, fax, speed post, registered mail or personal delivery at least fourteen (14) days prior to the meeting.

NOTICE OF ANNUAL GENERAL MEETING
(2)	Notice shall be written in Chinese and, with an English version when necessary, together with an agenda of the relevant meeting of the board of directors. Any director may waive his right to receive notice of the meeting of the board of directors.
8.	Article 111 Notice of a meeting of the board of directors shall be deemed to have been given to any director who attends the meeting without protesting against, before or at its commencement, any lack of notice.

Proposed amendment:

This article shall be deleted in its entirety. Due to the deletion of this article, all article numbers thereafter shall be adjusted accordingly.

9.	Article 165 Dividends shall be distributed in accordance with the proportion of shares held by shareholders.

Unless otherwise resolved by the shareholders’ general meeting, the Company apart from distributing annual dividends, may by its board of directors acting under the power conferred by the shareholders’ general meeting, distribute interim dividends. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50 per cent of the distributable profits as stated in the interim profits statement of the Company.

To be amended as follows:

Article 164 Dividends shall be distributed in accordance with the proportion of shares held by shareholders.

Unless otherwise resolved by the shareholders’ general meeting, the Company apart from distributing annual dividends, may by its board of directors acting under the power conferred by the shareholders’ general meeting, distribute interim dividends. Unless otherwise stipulated by laws or administrative regulations, the amount of interim dividends distributed shall not exceed 50 per cent of the distributable profits as stated in the interim profits statement of the Company. The Company shall distribute interim dividends by way of cash dividends.

NOTICE OF ANNUAL GENERAL MEETING
10.	Article 166 The Company may distribute dividends in the following forms:

(1) cash;

(2) shares.

To be amended as follows:

Article 165 The Company may distribute dividends in the following forms:

(1) cash;

(2) shares.

The Company shall distribute dividends in an active way, including but not limited to first considering the distribution by way of cash dividends based on the principle of providing reasonable investment return to shareholders and satisfying reasonable fund requirements of the Company.

11.	Article 197 Any reference in these articles of association to the publication of public notices in a newspaper shall be interpreted as requiring publication in such newspaper as designated or required in accordance with relevant laws, administrative regulations or rules and, if the relevant notice is required to be given to holder of H Shares, as also requiring the relevant notice to be published in such newspapers as may be required by the term “published in the newspapers” (as defined in the Rules Governing the Listing of Securities on the Stock Exchange).

To be amended as follows:

Article 196 Notice of the Company (including notice of meetings, corporate communication or other written materials given to shareholders) may be given in the following manner: (1) by way of public notice; (2) personal delivery; (3) pre-paid post; (4) other means required under laws and regulations or listing rules of the place of listing or otherwise permitted by a supervisory authority.

NOTICE OF ANNUAL GENERAL MEETING
Any reference in these articles of association to the publication of public notices in a newspaper shall be interpreted as requiring publication in such newspaper as designated or required in accordance with relevant laws, administrative regulations or rules. In respect of the way by which corporate communication is required to be provided or given to holders of overseas listed foreign-invested shares under the Listing Rules of Hong Kong, such corporate communication may be provided or given to holders of overseas listed foreign-invested shares through the website of the Company (www.gsrc.com) or other electronic means subject to laws and regulations and listing rules of the place of listing and these articles of association.

The corporate communication refers to any document provided or to be provided to any holder of securities of the Company for reference or further action, including but not limited to (1) reports of the board of directors, annual accounts, auditor’s reports and summary of financial reports (if relevant) of the Company; (2) interim reports and summary of interim reports (if relevant); (3) notice of the meetings; (4) listing documents; (5) circulars; (6) proxy forms (as defined in the listing rules of the stock exchange located in the place where shares of the Company are listed).